Exhibit 99.26

IsoEnergy Generates Six New, High-Priority Drill Targets at Larocque East Project Following ANT Surveys

Toronto, ON, August 15, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSX: ISO; OTCQX: ISENF) is pleased to provide an update on its summer exploration program at the Larocque East Project (the “Project”), located in the eastern Athabasca Basin (Figure 1). The Company has successfully completed Ambient Noise Tomography (“ANT”) surveys covering an additional 20 km2 constituting the remaining eastern extent of the property not previously covered. The surveys outlined six additional highly prospective target areas on strike of the Hurricane deposit to the east. To date, 23 diamond drill holes of the planned 27-hole program have been completed as part of the ongoing summer exploration program, totaling 9,660 meters, the results of which will be forthcoming on completion of the program anticipated in late August.

Highlights:

•	ANT Surveys Underpinned by Proven Results at the Hurricane Deposit – ANT continues to be a critical tool for guiding exploration across the Project. Initially tested over the Hurricane deposit, the surveys successfully traced a low-velocity response that correlated with alteration and structural disruption seen in pre-discovery drilling by previous owner Cameco Corporation and IsoEnergy’s discovery drilling (Figure 2).

•	ANT Survey Coverage Over the Full Eastern Extent Now Complete – Between May and August 2024, ANT surveys covered 20 km2 and over 7 kms of the prospective conductor corridor to the east of the Hurricane deposit, designed to assess the remaining eastern extent of the property which has seen limited previous drilling.

•	Survey Results Identified Six New Drill Targets – Newly identified targets from E through J, within two conductor corridors trend east-northeast and merge in apparent fold closure on the east end of the property as shown in Figure 3.

•	Expanded Summer Drilling Program to Test New Targets – Summer drilling at the Project to date has focused on target areas defined by the 2023 ANT surveys (Areas A – D). With the ANT results from the 2024 surveys in hand, the Company intends to expand the current program and test the new target areas (Areas E – J) (Figure 3).

•	Early Results Showing Strong Hydrothermal Alteration, Typically Associated with Uranium Mineralization – Drilling ANT target areas A, B and D have confirmed a strong correlation between low-velocity zones and alteration and structural disruption. Alteration, structural disruption and graphitic-pyritic basement units intersected in holes (Figures 4 to 8) continue to indicate that the Hurricane conductor corridor east of the deposit remains highly prospective.

Dr. Darryl Clark, Executive Vice President Exploration and Development, commented, “As our summer exploration program continues, we are encouraged by the recent ANT survey results, which highlight that the potential of the mineralizing system extends further to the east than was identified by historical exploration at Larocque East, uncovering numerous high-priority targets. We have now confirmed that the overall hydrothermal system extends over a proven strike length of more than 9 kms along a known conductor corridor, which hosts our high-grade Hurricane deposit. Reconnaissance drill testing of the new anomalies is already underway, with early results showing strong hydrothermal alteration in both the sandstone and basement—an indicator typically associated with uranium mineralization in the Athabasca Basin. Furthermore, it's common in the Athabasca Basin for these large uranium mineralizing systems to contain multiple deposit zones at the unconformity as well as transitioning into the basement. We believe this underscores the significant residual prospectivity of the Larocque East Project, as there remains a vast amount of untested potential.”

Figure 1 – Location map of the Hurricane deposit and IsoEnergy exploration projects in the eastern Athabasca Basin.

Figure 2 – The Hurricane deposit footprint illustrating the close proximity of the three pre-discovery drill holes (KER-07, 11 & 12) and the IsoEnergy discovery drill hole LE18-01A within the ANT Anomaly.

Figure 3 – New ANT survey results from the eastern portion of the Larocque East Project illustrating six new target areas (E through to J).

Figure 4 – Altered sandstone 12 to 20 metres above the unconformity in Target Area B (LE24-181, 269.0- 276.7m). The core is strongly bleached with intervals of desilicification, strong clay alteration (lower three rows) and local secondary hematite (patchy in upper two rows). Mineral spectroscopy results are pending.

Figure 5 – Altered sandstone 17 to 35 metres above the unconformity in Target Area B (LE24-165, 269.7-288.1m). The core is strongly bleached with intervals of desilicification, strong clay alteration (mostly in the lower six rows) and local secondary hematite (some of the hematite in rows two to four). Mineral spectroscopy classifies the clay as 100% illite.

Figure 6 – Altered sandstone 35 to 55 metres above the unconformity in Target Area A (LE24-158, 242.4-263m). The core is pervasively bleached and exhibits limonite staining in strongly clay altered and desilicified rubbly intervals that make up about 50% of the photographed core. Mineral spectroscopy indicates an illite – dickite clay species mixture.

Figure 7 – Altered sandstone 10 to 30 metres above the unconformity in Target Area D (LE24-172, 260.7- 278.7m). The core is moderately to strongly bleached with patches of preserved purple diagenetic hematite. Much of the photographed interval is rubbly and desilicified, with local intervals of intense clay alteration and patchy secondary hematite. Mineral spectroscopy indicates an illite – dickite clay species mixture.

Figure 8 – Chloritized basement gneisses 5 to 10 metres below the unconformity in Target Area D (LE24-176, 283.4-289.5m). The mineral spectroscopy classification is dominated by sudoite (chlorite) with lesser illite.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Darryl Clark, P.Geo., IsoEnergy’s Executive Vice President, Exploration and Development, who is a “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects).

For additional information regarding the Company’s Larocque East Project, including its quality assurance and quality control procedures applied to the exploration work described in this news release, please see the Technical Report titled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” dated August 4, 2022, on the Company’s profile at www.sedarplus.ca.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSX: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director
info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

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Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities, the anticipated results thereof and the anticipating timing for reporting of such results. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated and will be reported when anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.